Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Dollars in thousands)	2012	2011	2010	2009	2008
Earnings (1)
Income before tax expense	$42,705	$29,601	$29,665	$(66,850)	$(1,533)
Fixed charges	19,985	22,472	30,126	39,026	45,269
Other adjustments (2)	-	-	-	-	-
Total Earnings (a)	62,690	52,073	59,791	(27,824)	43,736

Fixed Charges (1)
Deposit Interest	9,973	12,789	19,887	27,796	29,792
Interest on Borrowings	9,628	9,359	9,838	10,886	15,138
Interest portion of Rental Expense (3)	385	324	401	344	338
Other Adjustments (4)	-	-	-	-	-
Total Fixed Charges (b)	19,986	22,472	30,126	39,026	45,268

Preferred Dividends	1,058	703	-	2,162	255

Ratio (Deficiency) of earnings to fixed charges (a/b)	314%	232%	198%	$(66,850)	$(1,532)
Ratio (Deficiency) of earnings to fixed charges and preferred dividends	303%	228%	198%	$(66,850)	$(1,532)

Earnings, excluding interest on deposits:
Total earnings	$62,690	$52,073	$59,791	$(27,824)	$43,736
Less interest on deposits	9,973	12,789	19,887	27,796	29,792
Total earnings excluding interest on deposits ©	52,717	39,284	39,904	(55,620)	13,944

Fixed charges, excluding interest on deposits:
Total Fixed Charges	19,986	22,472	30,126	39,026	45,268
Less Interest on Deposits	9,973	12,789	19,887	27,796	29,792
Total Fixed Charges, excluding interest on deposits (d)	10,013	9,683	10,239	11,230	15,476

Ratio (Deficiency) of earnings to fixed charges (c/d) (5)	526%	406%	390%	$(66,850)	$(1,532)
Ratio (Deficiency) of earnings to fixed charges and preferred dividends	486%	385%	390%	$(66,850)	$(1,532)

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	For purposes of the “earnings” computation, other adjustments include subtracting interest capitalized.
(3)	The appropriate portion of rental expense (one-third) deemed representative of the interest factor.
(4)	For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.
(5)	The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.